                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transaction period from _________ to _________


                         Commission File Number 0-26032


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401 (k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                           AREA BANCSHARES CORPORATION
             (Exact name of registrant as specified in its charter)


                              230 FREDERICA STREET
                               OWENSBORO, KY 42301
                    (Address of principal executive offices)


                                 (270) 926-3232
                         (Registrant's telephone number)

                           AREA BANCSHARES CORPORATION

                           PROFIT SHARING/401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                    With Independent Auditors' Report Thereon

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN



                          INDEX TO FINANCIAL STATEMENTS



                                                                                             PAGE
Independent Auditors' Report                                                                   1

Statements of Net Assets Available for Benefits, with Fund Information -
   December 31, 1998 and 1997                                                                  2

Statements of Changes in Net Assets Available for Benefits, with Fund
   Information - Years ended December 31, 1998 and 1997                                        4

Notes to Financial Statements                                                                  6

SCHEDULES

A Line 27a - Schedule of Assets Held for Investment Purposes -
        December 31, 1998                                                                     10

D    Line 27d - Schedule of Reportable Transactions - Year Ended
        December 31, 1998                                                                     11


                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN


                          INDEPENDENT AUDITORS' REPORT



     The Retirement Committee of
       Area Bancshares Corporation:


     We have audited the accompanying statements of net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan (the
     Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





     Louisville, Kentucky                                     \s\ KPMG LLP
     June 7, 1999

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998



                                                                                PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------------------
                                            FIDELITY FICP      AREA         SECURITY
                                             TREASURY II    BANCSHARES        FIRST       FEDERATED     FEDERATED      FIDELITY
                                                MONEY       CORPORATION    TECHNOLOGIES      U.S.      INTERMEDIATE     PURITAN
                                             MARKET FUND      STOCK           STOCK       GOVT. FUND    INCOME FUND      FUND
                                            ------------    -----------    ------------   ----------   ------------  ---------
Assets:
   Investments, at fair value (note 3):
    Cash equivalents                           $587,250              --             --            --           --           --
    Mutual funds                                     --              --             --       228,157      138,939      902,991
    Common stocks                                    --       3,673,950        451,949            --           --           --
                                               --------      ----------       --------       -------      -------      -------

        Total investments                       587,250       3,673,950        451,949       228,157      138,939      902,991

Receivables:
   Employer contributions receivable             43,952          (6,048)        (2,230)        1,275          405        5,340
   Accrued income                                 2,454           6,257             --           898          725           --
   Other receivables                              9,610              --             --            --        1,250           --
                                               --------      ----------       --------       -------      -------      -------

                                                 56,016             209         (2,230)        2,173        2,380        5,340
                                               --------      ----------       --------       -------      -------      -------

        Total assets                            643,266       3,674,159        449,719       230,330      141,319      908,331

Liabilities:
   Accrued expenses                                 332           1,892            232           119           73          469
   Payable to participants                           46           7,835             --           142          142          213
                                               --------      ----------       --------       -------      -------      -------

        Total liabilities                           378           9,727            232           261          215          682
                                               --------      ----------       --------       -------      -------      -------

        Net assets available for benefits      $642,888       3,664,432        449,487       230,069      141,104      907,649
                                               ========      ==========       ========       =======      =======      =======


                                                                       PARTICIPANT DIRECTED
                                             ------------------------------------------------------------------------
                                                                                           T. ROWE
                                                FIDELITY      FIDELITY      FIDELITY        PRICE
                                               BLUE CHIP        VALUE      LOW PRICE    INTERNATIONAL
                                                 FUND           FUND       STOCK FUND       FUND             TOTAL
                                               ---------      ---------    -----------  -------------      ----------
Assets:
   Investments, at fair value (note 3):
    Cash equivalents                                  --      1,682,845             --       310,925        2,581,020
    Mutual funds                               3,847,661             --      2,543,697            --        7,661,445
    Common stocks                                     --             --             --            --        4,125,899
                                               ---------      ---------      ---------      --------       ----------

        Total investments                      3,847,661      1,682,845      2,543,697       310,925       14,368,364

Receivables:
   Employer contributions receivable              38,020         15,595         19,817         2,258          118,384
   Accrued income                                     --             --         25,476        11,751           47,561
   Other receivables                                  --             --             --            (1)          10,859
                                               ---------      ---------      ---------      --------       ----------

                                                  38,020         15,595         45,293        14,008          176,804
                                               ---------      ---------      ---------      --------       ----------

        Total assets                           3,885,681      1,698,440      2,588,990       324,933       14,545,168

Liabilities:
   Accrued expenses                                2,004            876          1,336           167            7,500
   Payable to participants                         2,364          1,369          1,456           620           14,187
                                               ---------      ---------      ---------      --------       ----------

        Total liabilities                          4,368          2,245          2,792           787           21,687
                                               ---------      ---------      ---------      --------       ----------

        Net assets available for benefits      3,881,313      1,696,195      2,586,198       324,146       14,523,481
                                               =========      =========      =========      ========       ==========

See accompanying notes to financial statements.

                        AREA BANCSHARES CORPORATION
                         PROFIT SHARING/401(K) PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                              PARTICIPANT DIRECTED
                                                  ------------------------------------------------------------------------
                                                  FIDELITY FICP       AREA
                                                   TREASURY II     BANCSHARES    FEDERATED      FEDERATED         FIDELITY
                                                     MONEY        CORPORATION       U.S.        INTERMEDIATE      PURITAN
                                                   MARKET FUND      STOCK        GOVT. FUND     INCOME FUND         FUND
                                                   -----------    -----------    -----------    -----------     ----------
Assets:
    Investments, at fair value (note 3):
      Cash equivalents                              $ 677,281             --             --            --               --
      Common stock                                         --        677,280             --            --               --
      Mutual funds                                         --             --        137,541        75,152          585,052
                                                    ---------      ---------      ---------      --------       ----------

             Total investments                        677,281        677,280        137,541        75,152          585,052

    Cash                                                   --             --             --            --               --
    Accrued income                                      3,197            985            629           394           18,574
                                                    ---------      ---------      ---------      --------       ----------

             Total assets                             680,478        678,265        138,170        75,546          603,626

Liabilities:
    Accounts payable                                       --            812             --            --               95
    Accrued expenses                                      229          1,642             59            49              297
    Employer contributions payable                     23,312             --             --            --              128
    Payable to participants                             2,166          8,710            378           885            1,050
                                                    ---------      ---------      ---------      --------       ----------

             Total liabilities                         25,707         11,164            437           934            1,570
                                                    ---------      ---------      ---------      --------       ----------

             Net assets available for benefits      $ 654,771        667,101        137,733        74,612          602,056
                                                    =========      =========      =========      ========       ==========


                                                                             PARTICIPANT DIRECTED
                                             -------------------------------------------------------------------------------------
                                                                                         T. ROWE
                                               FIDELITY      FIDELITY     FIDELITY LOW     PRICE
                                               BLUE CHIP      VALUE        PRICE STOCK  INTERNATIONAL
                                                FUND           FUND           FUND          FUND       UNALLOCATED       TOTAL
                                             -----------     ----------   ------------  -------------  -----------      ---------
Assets:
    Investments, at fair value (note 3):
      Cash equivalents                               --             --             --           --        243,208         920,489
      Common stock                                   --             --             --           --      2,404,944       3,082,224
      Mutual funds                            2,082,183      1,524,752      2,533,462      241,922         10,459       7,190,523
                                              ---------      ---------      ---------      -------      ---------      ----------

       Total investments                      2,082,183      1,524,752      2,533,462      241,922      2,658,611      11,193,236

    Cash                                             --             --             --           --          4,564           4,564
    Accrued income                               37,991             --         60,470       13,549          5,597         141,386
                                              ---------      ---------      ---------      -------      ---------      ----------

       Total assets                           2,120,174      1,524,752      2,593,932      255,471      2,668,772      11,339,186

Liabilities:
    Accounts payable                                756            436            756          421             --           3,276
    Accrued expenses                              1,117            694          1,077          118             --           5,282
    Employer contributions payable                  280            333            161           25          2,259          26,498
    Payable to participants                       4,027          3,556          4,106        1,732          2,912          29,522
                                              ---------      ---------      ---------      -------      ---------      ----------

       Total liabilities                          6,180          5,019          6,100        2,296          5,171          64,578
                                              ---------      ---------      ---------      -------      ---------      ----------

       Net assets available for benefits      2,113,994      1,519,733      2,587,832      253,175      2,663,601      11,274,608
                                              =========      =========      =========      =======      =========      ==========


See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Years ended December 31, 1998


                                                                                   PARTICIPANT DIRECTED
                                                         -------------------------------------------------------------------------
                                                         FIDELITY FICP      AREA           SECURITY
                                                          TREASURY II    BANCSHARES         FIRST        FEDERATED     FEDERATED
                                                             MONEY       CORPORATION     TECHNOLOGIES       U.S.      INTERMEDIATE
                                                          MARKET FUND       STOCK           STOCK        GOVT. FUND    INCOME FUND
                                                         -------------   ------------    ------------    -----------  ------------
Additions to net assets attributed to:
    Dividends and interest                                 $  33,037           20,318             --         8,366         8,254
    Net appreciation (depreciation)                               --          252,851        346,785         3,917         1,935
                                                           ---------       ----------       --------       -------     ---------

                                                              33,037          273,169        346,785        12,283        10,189
                                                           ---------       ----------       --------       -------     ---------

    Employee contributions                                   110,674          422,587             --         9,659        21,766
    Employer contributions                                    (1,514)         166,887         (2,230)        3,750         5,225
                                                           ---------       ----------       --------       -------     ---------

                                                             109,160          589,474         (2,230)       13,409        26,991
                                                           ---------       ----------       --------       -------     ---------

             Total additions                                 142,197          862,643        344,555        25,692        37,180
                                                           ---------       ----------       --------       -------     ---------

Deductions from net assets attributed to:
    Benefits paid to participants                             35,381          270,367          3,471         2,232         6,998
    Administrative and other expenses                            974            6,977            232           261           243
                                                           ---------       ----------       --------       -------     ---------

    Total deductions before interfund transfers               36,355          277,344          3,703         2,493         7,241
    Interfund transfers                                     (117,725)       2,412,032        108,635        69,137        36,553
                                                           ---------       ----------       --------       -------     ---------

             Net increase (decrease)                         (11,883)       2,997,331        449,487        92,336        66,492

Net assets available for benefits - beginning of year        654,771          667,101             --       137,733        74,612
                                                           ---------       ----------       --------       -------     ---------

Net assets available for benefits - end of year            $ 642,888        3,664,432        449,487       230,069       141,104
                                                           =========       ==========       ========       =======   ===========

                                                                               PARTICIPANT DIRECTED
                                                  --------------------------------------------------------------------------------
                                                                                               T. ROWE
                                                                                                PRICE
                                                   FIDELITY   FIDELITY  FIDELITY  FIDELITY LOW  INTER-
                                                   PURITAN   BLUE CHIP   VALUE    PRICE STOCK  NATIONAL
                                                    FUND       FUND       FUND        FUND       FUND    UNALLOCATED       TOTAL
                                                  --------  --------- ----------  -----------  --------  -----------    ----------
Additions to net assets attributed to:
    Dividends and interest                          89,203    151,139    237,098    215,771      11,751          --       774,937
    Net appreciation (depreciation)                 30,706    758,577   (231,655)  (176,427)     34,039          --     1,020,728
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

                                                   119,909    909,716      5,443     39,344      45,790          --     1,795,665
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

    Employee contributions                         108,328    460,197    186,233    279,301      56,251          --     1,654,996
    Employer contributions                          31,995    145,916     63,725     97,233      10,864          --       521,851
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

                                                   140,323    606,113    249,958    376,534      67,115          --     2,176,847
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

             Total additions                       260,232  1,515,829    255,401    415,878     112,905          --     3,972,512
                                                  -------- ---------- ----------  ---------    --------  ----------    ----------

Deductions from net assets attributed to:
    Benefits paid to participants                  101,558    123,106     51,662     95,441      10,382          --       700,598
    Administrative and other expenses                1,387      5,349      2,823      4,164         631          --        23,041
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

    Total deductions before interfund transfers    102,945    128,455     54,485     99,605      11,013          --       723,639
    Interfund transfers                            148,306    379,945    (24,454)  (317,907)    (30,921) (2,663,601)           --
                                                  --------   -------- ----------  ---------    --------  ----------    ----------

             Net increase (decrease)               305,593  1,767,319    176,462     (1,634)     70,971  (2,663,601)    3,248,873

Net assets available for benefits - beginning
  of year                                          602,056  2,113,994  1,519,733  2,587,832     253,175  (2,663,601)   11,274,608
                                                  --------  --------- ----------  ---------    --------  ----------    ----------

Net assets available for benefits - end of year    907,649  3,881,313  1,696,195  2,586,198     324,146          --    14,523,481
                                                  ======== ========== ========== ==========    ========  ==========    ==========

See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN
      Statement of Changes in Net Assets Available for Benefits, with Fund
                                   Information

                          Years ended December 31, 1998



                                                                                      PARTICIPANT DIRECTED
                                                         -------------------------------------------------------------------------
                                                         FIDELITY FICP    AREA
                                                          TREASURY II   BANCSHARES    FEDERATED   FEDERATED   FIDELITY   FIDELITY
                                                             MONEY      CORPORATION     U.S.    INTERMEDIATE  PURITAN   BLUE CHIP
                                                          MARKET FUND     STOCK      GOVT. FUND   INCOME FUND    FUND      FUND
                                                         -------------  -----------  ---------- ------------- --------  ---------
Additions to net assets attributed to:
    Investment income:
      Dividends and interest                              $  35,874         1,686        8,247      4,747      49,722     111,876
      Net appreciation (depreciation)
         in fair value of investments (note 3)                   --       114,437        1,690      1,839      59,123     346,743
                                                          ---------       -------     --------    -------     -------   ---------
                                                             35,874       116,123        9,937      6,586     108,845     458,619
                                                          ---------       -------     --------    -------     -------   ---------

    Employee contributions                                   25,013        13,222       17,486     11,802      66,255     211,694
    Employer contributions                                     (227)        8,838        7,295      3,929      23,633      72,025
                                                          ---------       -------     --------    -------     -------   ---------

                                                             24,786        22,060       24,781     15,731      89,888     283,719
                                                          ---------       -------     --------    -------     -------   ---------

              Total additions                                60,660       138,183       34,718     22,317     198,733     742,338
                                                          ---------       -------     --------    -------     -------   ---------
Deductions from net assets attributed to:
    Benefits paid to participants                           111,913            --          135      2,246      17,060     133,964
    Administrative and other expenses                           381         1,765           90         66         675       2,573
                                                          ---------       -------     --------    -------     -------   ---------

              Total deductions before interfund transfers   112,294         1,765          225      2,312      17,735     136,537
                                                          ---------       -------     --------    -------     -------   ---------
Interfund transfers                                          87,929       530,683      (54,049)     3,049     (77,030)    (98,513)
                                                          ---------       -------     --------    -------     -------   ---------
              Net increase (decrease)                        36,295       667,101      (19,556)    23,054     103,968     507,288

Transfer from Cardinal Bancshares, Inc.
    401 (k) Savings Plan and Trust Agreement                     --            --           --         --          --          --

Net assets available for benefits - beginning of year       618,476            --      157,289     51,558     498,088   1,606,706
                                                          ---------       -------     --------    -------     -------   ---------

Net assets available for benefits - end of year           $ 654,771       667,101      137,733     74,612     602,056   2,113,994
                                                          =========       =======     ========    =======     =======   =========



                                                                                      PARTICIPANT DIRECTED
                                                           ------------------------------------------------------------------
                                                                                          T. ROWE
                                                            FIDELITY      FIDELITY LOW     PRICE
                                                              VALUE       PRICE STOCK  INTERNATIONAL
                                                              FUND           FUND           FUND       UNALLOCATED    TOTAL
                                                            ----------    ------------ -------------  -----------  ----------
Additions to net assets attributed to:
 Investment income:
      Dividends and interest                                   206,531       184,420         13,536            --      616,639
      Net appreciation (depreciation)
         in fair value of investments (note 3)                  74,508       375,641         (2,339)           --      971,642
                                                            ----------    ----------       --------     ---------   ----------

                                                               281,039       560,061         11,197            --    1,588,281
                                                            ----------    ----------       --------     ---------   ----------

    Employee contributions                                     166,588       259,001         48,238            --      819,299
    Employer contributions                                      60,690        93,169         17,456            --      286,808
                                                            ----------    ----------       --------     ---------   ----------

                                                               227,278       352,170         65,694            --    1,106,107
                                                            ----------    ----------       --------     ---------   ----------

              Total additions                                  508,317       912,231         76,891            --    2,694,388
                                                            ----------    ----------       --------     ---------   ----------

Deductions from net assets attributed to:
    Benefits paid to participants                               82,523       249,636         54,194            --      651,671
    Administrative and other expenses                            1,653         2,262            172            --        9,637
                                                            ----------    ----------       --------     ---------   ----------

              Total deductions before interfund transfers       84,176       251,898         54,366            --      661,308
                                                            ----------    ----------       --------     ---------   ----------
Interfund transfers                                           (249,835)     (155,531)        13,297            --           --
                                                            ----------    ----------       --------     ---------   ----------

              Net increase (decrease)                          174,306       504,802         35,822           --     2,033,080

Transfer from Cardinal Bancshares, Inc.
    401 (k) Savings Plan and Trust Agreement                        --            --             --    2,663,601     2,663,601

Net assets available for benefits - beginning of year        1,345,427     2,083,030        217,353           --     6,577,927
                                                            ----------    ----------       --------    ---------   -----------

Net assets available for benefits - end of year              1,519,733     2,587,832        253,175    2,663,601    11,274,608
                                                            ==========    ==========       ========    =========   ===========


See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



  (1)   DESCRIPTION OF PLAN

        The following brief description of Area Bancshares Corporation (the Corporation) Profit Sharing/401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        (A)   GENERAL

              The Plan is a defined contribution plan generally covering all full-time employees of Area Bancshares Corporation, The Owensboro National Bank, First City Bank and Trust Company, Bowling Green Bank and Trust Company, New Farmers National Bank, Southern Deposit Bank, Citizens Deposit Bank, Alliance Bank, Broadway Bank and Trust, First and Peoples Bank, HNB Bank, N.A., Jefferson Banking Company, The Vine Street Trust Company, and Vine Street Financial, Inc. (the Banks) who have completed one full year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (B)   CONTRIBUTIONS

              Participants may contribute not less than 1% and not more than 15% of their salary to the Plan and direct their investments between one or more of nine investment funds, subject to annual limitations. Participant 401(k) deferrals are matched by the Banks on the basis of a 50% match on participant deferrals up to 7% of the participant's salary.

        (C)   PARTICIPANT ACCOUNTS

              Investment earnings are allocated based on each participant's proportionate share of the fair market value of the appropriate funds as of the valuation date, decreased by any distributions to the participant.

              The Banks' prior contributions and related earnings, which are forfeited during the year as a result of employee terminations, are allocated to eligible participants in the Plan as of each December 31 valuation date based on the participant's proportionate share of compensation relative to the compensation paid to all eligible participants during the Plan year. Effective with the Plan year beginning January 1, 1995, forfeitures reduce employer match contributions.

              Participants direct their 401(K) and employer match contributions into designated funds. These funds during the Plan years ended December 31, 1998 and 1997 were: Fidelity FICP Treasury II Money Market Fund; Area Bancshares Corporation Stock; Federated U.S. Government Fund; Federated Intermediate Income Fund; Fidelity Puritan Fund; Fidelity Blue Chip Fund; Fidelity Value Fund; Fidelity Low Price Stock Fund; and T. Rowe Price International Fund.

        (D)   VESTING

              Participants are immediately 100% vested in their contributions and related earnings. Participates are 100% vested in the Banks' contributions and related earnings after five years of service.






                                        6
                                                                     (Continued)

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


         (E)  PAYMENT OF BENEFITS

              Upon retirement, termination of service or total and permanent disability, a participant or his designated beneficiary may elect to receive all amounts credited to the participant's account plus the participant's share of the Banks' contributions for the current fiscal year in a lump-sum, equal installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and participant's spouse, applied to the purchase of an annuity or paid or applied in any combination thereof. Upon death, the participant's designated beneficiary may elect to receive the amount such participant would have been entitled to receive, had he retired on the date of his death, in one lump-sum, in equal installments over a period not to exceed life expectancy, or applied to the purchase of an immediate life annuity. Any portion of a participant's account relating to employer contributions to which he is not entitled for any reason is forfeited upon the participant's incurring a break in service as defined under the Plan.

        (F)   PLAN AMENDMENTS

              Effective December 31, 1997, the assets of the Cardinal Bancshares, Inc. 401(k) Savings Plan and Trust Agreement (Cardinal
              Plan) were merged with the Plan, due to the merger of the respective plans' sponsors on September 30, 1997. The assets of the Cardinal Plan are presented in the accompanying 1997 financial statements as unallocated. Such assets were allocated during 1998.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - INVESTMENTS

        (A)   BASIS OF FINANCIAL STATEMENT PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and comply with the rules and regulations prescribed or permitted by the Department of Labor.

        (B)   INVESTMENTS

              Investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        (C)   USE OF ESTIMATES

              Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.










                                        7
                                                                     (Continued)

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

 (3)    INVESTMENTS

        The Plan's investments are held by a bank-administered trust fund. Investments held at December 31, 1998 and 1997 are presented below. Investments that represent 5% or more of the Plan's net assets are denoted by an asterisk (*).

                                                                                          1998                1997
                                                                                      ------------        ------------
        Investments at fair value:
           Money Market Fund -
                Fidelity FICP Treasury II Money Market                                $    587,250             677,281
           Common stock -
              * Area Bancshares Corporation                                              3,673,950             677,280
                Security First Technologies Corporation                                    451,949                  --
           Mutual Funds:
                Federated U.S. Govt. Fund                                                  228,157             137,541
                Federated Intermediate Income Fund                                         138,939              75,152
              * Fidelity Puritan Fund                                                      902,991             585,052
              * Fidelity Blue Chip Fund                                                  3,847,661           2,082,183
              * Fidelity Low Price Stock Fund                                            2,543,697           2,533,462
              * Fidelity Value Fund                                                      1,682,845           1,524,752
                T. Rowe Price International Fund                                           310,925             241,922
           Unallocated:
                Vine Street Trust Money Market Fund                                             --             243,208
                Vanguard Short-term Corporate                                                   --                 203
                Vanguard Index Trust 500 Fund                                                   --              10,256
                Area Bancshares Corporation Common Stock                                        --           2,278,939
                Security First Network Bank Common Stock                                        --             126,005
                                                                                      ------------        ------------

                                                                                      $ 14,368,364          11,193,236
                                                                                      ============        ============

        During 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                           1998               1997
                                                                                      ------------        -----------
        Common stock                                                                  $    599,636            114,437
        Mutual funds                                                                       421,092            857,205
                                                                                      ------------        -----------

                                                                                      $  1,020,728            971,642
                                                                                      ============        ===========











                                        8
                                                                     (Continued)

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(4)     TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated January 1, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

        A participant has no taxable income as a result of contributions of the employer or income of the Plan until he or she receives a distribution or a distribution is made available under the Plan.

 (5)    PLAN TERMINATION

        While the Corporation has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event of termination or partial termination or upon discontinuance of contributions, the amounts credited to participants' accounts become nonforfeitable.

 (6)    RELATED-PARTY TRANSACTIONS

        The Owensboro National Bank, a wholly-owned subsidiary of Area Bancshares Corporation, is also trustee of the Plan. The trustee provided management and accounting services and use of property and equipment to the Plan at no charge during 1998 and 1997. All Plan investments and the related investment earnings were maintained by the trustee.

                                                                      SCHEDULE A

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                 EIN: 61-0902343

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998




IDENTITY OF ISSUE, BORROWER,                                                                                 CURRENT
  LESSOR OR SIMILAR PARTY                   DESCRIPTION OF INVESTMENT                       COST               VALUE
------------------------------------        -------------------------                   -------------      -----------
Fidelity Investments                        FICP Treasury II
                                              Money Market Fund                         $     587,250          587,250

*Area Bancshares Corporation                Common Stock                                    2,319,873        3,673,950
Security First Technologies Corp.           Common Stock                                      254,024          451,949

Federated Investments                       U.S. Government Fund                              221,682          228,157
Federated Investments                       Intermediate Income Fund                          137,629          138,939
Fidelity Investments                        Puritan Fund                                      820,529          902,991
Fidelity Investments                        Blue Chip Fund                                  2,757,875        1,682,845
Fidelity Investments                        Value Fund                                      1,930,801        3,847,661
Fidelity Investments                        Low Price Stock Fund                            2,341,694        2,543,697
T. Rowe Price                               International Stock Fund                          289,737          310,925
                                                                                        -------------      -----------
                                            Total Investments                              11,661,094       14,368,364
                                                                                        =============      ===========


*represents a party in-interest.

See accompanying independent auditors' report

                                                                      SCHEDULE D

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                EIN: 61-0902343

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON
                                                                 PURCHASE                     COST OF    TRANSACTION      NET GAIN
  IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET              PRICE     SELLING PRICE      ASSET         DATE         OR (LOSS)
  --------------------------    --------------------             ---------  -------------      -----     ------------    ----------
  Fidelity Investments         FICP Treasury II
                                 Money Market Fund       (A)   $ 3,952,112            --      3,952,112     3,952,112           --
* Area Bancshares
    Corporation                Common Stock              (A)       905,808            --        905,808       905,808           --
  Fidelity Investments         Blue Chip Growth Fund     (A)     1,010,071            --      1,010,071     1,010,071           --
  Fidelity Investments         Low-Price Stock Fund      (A)       400,721            --        400,721
                                                                                                              400,721           --
* Area Bancshares Corporation  Common Stock              (A)            --       230,905        159,280       230,905      104,375
  Fidelity Investments         FICP Treasury II
                                 Money Market Fund       (A)            --     3,926,375      3,926,375     3,926,375           --
  Fidelity Investments         Blue Chip Growth Fund     (A)            --       192,300        126,530       192,300       65,770
  Fidelity Investments         Low-Price Stock Fund      (A)            --       481,508        317,413       481,508      164,095
                                                               ===========  ============    ===========  ============    =========

(A) Represents a series of transactions
*Represents a party in-interest


See accompanying independent auditors' report

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Area Bancshares Corporation
                                          Profit Sharing/401 (k) Plan


Date: June 28, 1999                       By: /s/ Thomas R. Brumley
                                              ---------------------------------
                                          Name: Thoms R. Brumley
                                          Title: President and Chief Executive
                                                 Officer


Date: June 28, 1999                       By: /s/ John A. Ray
                                              ---------------------------------
                                          Name:   John A. Ray
                                          Title:  Executive Vice President and
                                                  Chief Operating Officer


Date: June 28, 1999                       By: /s/ Patricia C. Drury
                                              ---------------------------------
                                          Name:   Patricia C. Drury
                                          Title:  Vice President, Trust Officer

                                  EXHIBIT INDEX


Exhibit No.           Description                            Submission Media
----------            -------------------------------        ----------------
Ex 23                 Consent of KPMG LLP,                      Electronic
                      Independent Public Accountants,
                      dated June 28, 1999
